Filed Pursuant to Rule 433

Registration No. 333-131970

$750,000,000
RE-OPENING OF FLOATING RATE GLOBAL SENIOR NOTES DUE JUNE 3, 2008

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.
Ratings:	Aa3 / A+ / AA-
Note type:	Global Senior Notes
Trade date:	June 6, 2006
Settlement date:	June 9, 2006 (T+3)
Maturity date:	June 3, 2008
Total Principal Amount (increase):	$750,000,000
Benchmark:	Fed Funds Open
Re-offer spread Discount Margin:	+ 21 bps
Quarterly Coupon:	Fed Funds Open + 21 bps
Public offering price:	100.1709%
Gross spread:	0.200%
Price to issuer:	99.9709%
Net proceeds to Issuer:	$749,781,750 + Accrued Interest
Interest payment dates:	Quarterly on the 3rd of March, June, September and December. Next payment September 3rd, 2006. Subject to modified following business day convention.
Interest reset dates:	Daily on each Business Day provided that the Federal Funds Open Rate in effect for any day that is not a Business Day shall be the Federal Funds Open Rate in effect for the prior Business Day.
Interest Determination Date:	On each Interest Reset Date
Day count:	Actual/360
CUSIP:	22541LBD4
ISIN:	US22541LBD47
Sole Bookrunner (98%):	Credit Suisse
Co-managers: (1% each)	Trilon International Inc. The Williams Capital Group, L.P.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.